Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, COMSovereign Holding Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of COMSovereign Holding Corp., effective at the opening of the trading session on April 1, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on October 16, 2023. On October 23, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel
(Panel) pursuant to Listing Rule 5815.
On November 16, 2023, the Company received an additional delist determination for its failure to meet the requirements in Listing
Rule 5250(c)(1).
On December 12, 2023, the Company received an additional delist determination for its failure to meet the requirements in Listing
Rule 5550(b)(1).
On December 19, 2023, the Company received an additional delist determination for its failure to meet the requirements in Listing
Rule 5555(a)(4).
On January 19, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. Pursuant to the terms of the decision, the Company shares of preferred stock were scheduled for suspension on January 23, 2024.
On January 29, 2024, based on the Company failure to meet the terms of the January 19 decision, the Company determined to delist the Company shares of common stock and warrants effective on January 31, 2024.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on March 14, 2024.